                                                            Filed by FEI Company
                                    Filed pursuant to Rule 425 promulgated under
                        the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities
                                               Exchange Act of 1934, as amended.
                                                    Subject Company: FEI Company
                                                    Commission File No.: 0-22780


                                                      SEMICON WEST/JULY 23, 2002



                                  [FEI LOGO]




Vahe Sarkissian, Chairman, President & CEO

SAFE HARBOR STATEMENT

Statements in this presentation that are not historical fact and that relate to future plans or events are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statement about prospects for future growth, the success of the proposed merger, product revenues, market acceptance of technology and improved economic conditions. These statement are subject to risks and uncertainties. Factors that could materially affect the companies' outlook include, but are not limited to, the companies' ability to successfully consummate the merger and to achieve the anticipated benefits of the merger, downturns in the semiconductor manufacturing market, lower than expected customer orders, cancellation of customer orders, increased competition and new product offerings from competitors, failure of the companies to introduce products as planned, failure of the companies' products and technologies to find acceptance with customers, as well as business conditions and growth in the electronics industry and general economy, both domestic and foreign. Additional factors that could materially decrease revenue prospects and market acceptance internationally include fluctuations in interest and exchange rates (including changes in relevant foreign currency exchange rates between time of sale and time of payment) and changes in trade policies and tariff regulations. Moreover, there is no certainty that economic conditions will improve in the near future. These and other factors that could cause actual results to differ materially from the forward-looking statements. We refer you to FEI's and Veeco's 10-Q and 10-K filings made with the Securities and Exchange Commission for additional information on risk factors, which could cause actual results to differ materially from our current expectations.

SEC FILINGS

In connection with their proposed merger, FEI Company and Veeco Instruments will be jointly preparing a proxy statement/registration statement on Form S-4 containing a prospectus relating to the shares to be issued to FEI stockholders and will be filing such joint proxy statement/registration statement on Form S-4 containing a prospectus relating to the shares to be issued to FEI stockholders with the SEC as soon as practicable. Investors and security holders are urged to read this document when it becomes available because it will contain important information about the proposed merger. Investors and security holders may obtain copies of this document, when it has been filed with the SEC, as well as other SEC filings of FEI and Veeco, free of charge from the SEC's website at www.sec.gov as well as from the applicable company by directing a request to Investor Relations for FEI at
(503) 640-7500 Ext. 7527 or Investor Relations for Veeco at (516) 677-0200 Ext. 1403.

FEI and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the FEI and Veeco stockholders with respect to the Veeco/FEI transaction. Information regarding such individuals is included in FEI's proxy statement dated April 16, 2002 relating to its 2002 annual meeting of stockholders, available free of charge from the SEC and FEI as indicated above.

Veeco and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the FEI and Veeco stockholders with respect to the Veeco/FEI transaction. Information regarding such individuals is included in Veeco Proxy Statement dated April 9, 2002 relating to its 2002 annual meeting of stockholders, available free of charge from the SEC and Veeco as indicated above.

FEI and Veeco have each filed with the SEC current reports on Form 8-K containing the full text of their merger agreement. These filings are available free of charge from the SEC and the applicable company as identified above.

                                                                 [FEI LOGO]

Q2 2002 PERFORMANCE


- "Each company expects to meet guidance provided for the second quarter of 2002... FEI's previous guidance for the second quarter of 2002 was: revenues of approximately $80 million, bookings of approximately $75 million and cash earnings per share of approximately $0.15."

- FEI earnings release: Monday, July 29th after market close

- FEI earnings call: Tuesday, July 30th, 11:30 EDT / 8:30 PDT

  - Webcast and archived via www.feicompany.com (corporate presentations page)

  - Via phone: 800/450-0819, Leader Vahe Sarkissian, pass code 644737


                                                                      [FEI LOGO]

FEI AT SEMICON WEST

[GRAPHIC]

                               - FEI's merger with Veeco

                               - Exciting new FEI products at SEMICON West

                               - FEI's momentum in the FAB

                               - Q&A


          [VEECO/FEI LOGO]                                     [GRAPHIC]

LEADER IN STRUCTURAL PROCESS MANAGEMENT
FOR NANOTECH MARKETS

  HIGH GROWTH IN UPTURNS, BUOYANCY IN DOWNTURNS

- Unique combination of core technologies

- Products that provides 3D, sub-surface metrology, analysis, and nanofabrication solutions for deep sub-micron technologies

- Serving semiconductor, data storage, life science, and emerging nanotechnology markets

- Mergers: Philips Electron Optics, Micrion

                                                                         [CHART]

 NEW PRODUCTS AT SEMICON:                                              [GRAPHIC]
 ENABLING 130 AND 90 NANOMETER DESIGNS


 -     IC3D(TM)for advanced in-fab metrology / process control

 - DEFECT ANALYZER(TM)200/300 for advanced in-fab defect analysis and sourcing

 -     ACCURA(TM)850 for advanced mask repair

 -     VECTRA(TM)986+ for advanced circuit edit

 - SIRION(TM)SEM with STEM for high resolution, low kV imaging without sample charging

STRATEGICALLY COMPELLING VALUE


                      [VEECO/FEI LOGO]

                - $825 M Revenue

         - Expanded Leadership in 3D Metrology and        CRITICAL MASS
                       Nanotechnology                  =  AND ACCELERATED
                                                          GROWTH
           - Complementary Products and Strong            OPPORTUNITIES
                     Technology Portfolio

                - Strong Global Channels for
                         24x7 Coverage

                     - Strong Management
                             Team

A STRATEGICALLY COMPELLING MERGER:
VALUE OF CRITICAL MASS


 - Combines two leadership companies with strong revenue and profit growth...especially in difficult 2001 market

 -  Creates critical mass technology leader, virtually no product overlap

 -  Distinct leadership in 3D metrology, process equipment

 -  Combination doubles revenue, more than doubles profitability

 -  Combined 2001 revenue of $825M; Veeco FEI will be:

     >> 3rd largest U.S. provider of semiconductor metrology equipment

     >> 6th largest U.S. semiconductor equipment company

                 AN EXCITING NEW COMPANY: VEECO FEI INC.

A STRATEGICALLY COMPELLING MERGER:
VALUE OF CRITICAL MASS

   -     Combined 2001 EBITA $127M


   -     A strong balance sheet with $476M in cash


   -     Immediately accretive to Veeco 2003 analysts' consensus


   -     Positions company for increased levels of profitability and growth


   - Stronger worldwide presence, larger combined customer base, experienced combined management team

                 AN EXCITING NEW COMPANY: VEECO FEI INC.

VEECO FEI DEAL STRUCTURE


  -   Stock-for-stock, tax-free transaction

  -   Exchange ratio of 1.355 Veeco shares for each FEI share

  -   73 million total shares post transaction

  -   Accounted for using purchase accounting

  - Closing expected Q4 2002, pending shareholder approval and regulatory review

  -   13 member Board of Directors

         >>  7 members of Veeco's Board

         >>  5 members of FEI's Board

         >> 1 member designated by Philips Business Electronics International N.V., a significant FEI stockholder

VEECO FEI DEAL STRUCTURE


  -   Vahe Sarkissian, Chairman and Chief Strategy Officer

  -   Ed Braun, CEO and President

  -   Jack Rein, CFO

  -   Integrated management team

  -   Corporate headquarters in Woodbury, New York

  -   Veeco as the surviving accounting entity

  - The new company will be named Veeco FEI Inc. and continue to trade on the Nasdaq market under the ticker symbol VECO

FINANCIAL ASPECTS OF MERGER


  -   Improved P&L through higher margin metrology content:
      2001 historic combined, excluding non-recurring charges


        >>    Sales                          $825 M
        >>    GP%                            46.7%
        >>    EBITA                          $127 M
        >>    EBITA %                        15.4%
        >>    Headcount                      2,900


  -   Strong Balance Sheet: (3/31-02 historic combined)

        >>    Cash                           $476 M
        >>    Long-term Debt                 $410 M
        >>    Shareholders' Equity         > $1,300 M


  -   Synergy-cost savings opportunity $8 to $10 M annually:

        >>    Most of the savings will come from S, G & A cost reductions
        >>    Purchasing  savings
        >>    R&D; e.g. software development efficiencies
        >>    Geographic synergies


  INCREASED METROLOGY CONTENT DRIVES HIGHER
  MARGINS, AND HIGHER GROWTH RATES


  - The combined Veeco FEI will have a higher metrology product mix driving higher margins

        >>    Approximately 2/3 Metrology and 1/3 Process Equipment


                                    2001 Revenues
                                    -------------
                                       Process
                   Metrology           Equipment         Combined
                   ---------           ---------         --------
Veeco              $172M               $277M
                   38%                 62%

FEI                $376M
                   100%
-----------------------------------------------------------------
Veeco FEI          $548M               $277M             $825M
                   66%                 34%               100%

                   Changes mix to 2/3 Metrology;
                   1/3 Process Equipment

                                 2001 Gross Margins*
                                 -------------------
                                       Process
                    Metrology          Equipment        Combined
                    ---------          ---------        --------
                    A                  B
Veeco               52%                41%              45%

FEI                 49%
----------------------------------------------------------------
Veeco FEI           50%                41%              47%


                   Gross Margin Increases 2%

                           A EBITA 16%          *EXCLUDING ONE TIME CHARGES
                           B EBITA 14%

As Veeco's mix changes from 1/3 metrology to Veeco FEI's 2/3 metrology, gross margin improves by 2-3% points

OPERATING MODEL FOR VEECO FEI


                          Operating Model
                          ---------------
                                2001
                 Veeco        Historic        Long-term
                 2001         Combined*         Target
                 -----        ---------       ---------
Net Sales        100%         100%            100%

Gross Margin     45%          47%             50%

SG&A             19%          19%             17%

R&D              13%          12%             13%

EBITA            13%          15%             20%


*EXCLUSIVE OF NON-RECURRING CHARGES, DISCONTINUED OPERATIONS AND AMORTIZATION

JOINING TOP TIER
SEMICONDUCTOR EQUIPMENT SUPPLIERS


     CREATION OF NEW, LARGER CAP SEMI EQUIPMENT COMPANY ALLOWS WIDER INVESTOR
           INTEREST, ENHANCED SHAREHOLDER VALUE AND IMPROVED LIQUIDITY


                                  2001 Revenues
                US companies serving the Semiconductor industry
                                     [CHART]

           VEECO FEI BECOMES THE 6TH LARGEST IN PEER GROUP (BEHIND AMAT, KLAC, TER, LDM & NVLS, BUT #1 IN 3D METROLOGY, AFM, FIB, TEM, SEM COMBINATIONS)

Source: First Call.

METROLOGY SPENDING INCREASES WITH
TECHNOLOGY TRANSITIONS


                 [CHART]



   - Veeco FEI's combined semiconductor metrology revenues in 2001 was approximately $240M

   /  / PROCESS DIAGNOSTIC EQUIPMENT AS A % OF
        WAFER FAB EQUIPMENT         SOURCE:VLSI

   /  / TOTAL WAFER FAB EQUIPMENT MARKET

VEECO FEI OFFERS DISTINCT 3D METROLOGY
PRODUCTS




                                                                                    TEM,SEM
                   2001       WAFER    DEFECT            3D       FILM     SURFACE  FAILURE
                  REVENUE* INSPECTION ANALYSIS CD-SEM METROLOGY THICKNESS PROFILING ANALYSIS
                  -------- ---------- -------- ------ --------- --------- --------- --------
KLA-TENCOR        $1.419B       X         X       X                 X         X

APPLIED MATERIALS $378.4M       X         X       X

VEECO FEI         $241.1M                 X              X          X         X         X
                                      ------------------------------------------------------
THERMA-WAVE       $ 97.9M                                           X

RUDOLPH           $ 75.9M                                           X

ADE               $ 68.9M      X

NA NOMETRICS      $ 39.2M                                           X


 *U.S. company revenues in Semiconductor Equipment; source: VSLI



        VEECO FEI BECOMES THE LEADER IN HIGH GROWTH, HIGH MARGIN 3D METROLOGY

BROAD PENETRATION OF DIVERSE MARKETS



                              -     Combined products allow
                                    broader penetration of core customers

                              -     Balanced market segments

     [CHART]                  -     Market diversification will help
                                    offset industry cyclicality

                              -     Greater penetration of  higher margin
                                    Metrology markets

                                   VEECO FEI COMBINES COMPLEMENTARY
$825M 2001 PROFORMA SALES     TECHNOLOGIES SERVING CORE GROWTH MARKETS WITH
                               NO OVERLAPPING PRODUCTS...ALLOWING GREATER
                                          MARKET PENETRATION

VEECO FEI: VALUE CREATION FOR OUR SHAREHOLDERS

 - Combination of two leadership companies achieves critical mass; doubles revenue, profitability

 -     Clear leader in key product areas and sectors

 -     Margin benefit of increased metrology sales

 -     Veeco FEI to penetrate "top tier" semiconductor capital equipment ranks

 -     Immediately accretive to Veeco 2003 analysts' consensus

 -     Strong balance sheet to finance future growth

 -     Improved profitability with synergies

 -     Expanded management breadth and experience

                                SEMICON WEST / JULY 23, 2002




                         [FEI LOGO]






Steven Berger, PhD, Sr. Vice President and
Chief Technology Officer

OUR UNIVERSE OF
NANOTECHNOLOGIES........
[GRAPHIC]
                                     E-beams for atomic
                                     resolution imaging
                                     [GRAPHIC]



FIB &
chemistry for
nanoscale
machining
[GRAPHIC]
                                     DualBeams for Nano-scale
                                     chemical analysis
                                     [GRAPHIC]

.......BECOMES A GALAXY
[GRAPHICS]                                 [VEECO/FEI LOGO]

ENABLING NANOTECHNOLOGY



                      [FEI VEECO LOGO]

                   - Surface Metrology
                                                         FASTER TIME TO
                 - Sub-Surface Metrology              =  MARKET

                                                         ADVANCED
                   - Defect Analysis                     DEVICES

          - Nanoscale Process Equipment

                 - Advanced Mask Solutions

ENABLING THE FUTURE
[GRAPHICS]                                 [VEECO/FEI LOGO]

                                           SEMICON West / July 23, 2002




                         [FEI LOGO]







Jay Lindquist, PhD, Sr. Vice President, Corporate Marketing

 FEI AT SEMICON WEST


 - With IC3D(TM), FEI and its full suite of 3D solutions is enabling semiconductor customers to go below the surface and successfully manufacture 130 and 90 nanometer designs, increasing yield and getting to market faster:

       DESIGN CYCLES                              [GRAPHIC]

       PROCESS CYCLES

       FAILURE ANALYSIS CYCLES

               "FEI'S 3D METROLOGY SUITE IS BECOMING EVER MORE CRITICAL FOR
                130 NM..."   VLSI RESEARCH, THE CHIP INSIDER: 010129

 NEW PRODUCTS AT SEMICON                                               [GRAPHIC]
 ENABLING 130 AND 90 NANOMETER DESIGNS


 -     IC3D(TM)for advanced in-fab metrology / process control

 - DEFECT ANALYZER(TM)200/300 for advanced in-fab defect analysis and sourcing

 -     ACCURA(TM)850 for advanced mask repair

 -     VECTRA(TM)986+ for advanced circuit edit

 - SIRION(TM)SEM with STEM for high resolution, low kV imaging without sample charging

FEI'S 3D METROLOGY IS REVOLUTIONIZING PROCESS CONTROL...


 -     ... AND IC3D(TM) IS OUR SWORD FOR CARVING OUT MARKET SHARE

 -    IC3D introduces point-and-click
      simplicity to pull critical measurements                       [GRAPHIC]
      from deep sub-micron structures

 -    IC3D: any structure, any image, any
      source

 -    "This is the most amazing development in process control"

      FEI booth visitor, Semicon-West, 22 July 2002

IC MANUFACTURERS NEED FEI




[GRAPHIC]


                             -   130nm and below


                             -   Tungsten


                             -   Copper


                             -   Defect

[GRAPHIC]

MOVING INTO THE FAB, CLOSING THE LOOP

[GRAPHIC]

FEI'S GROWTH DRIVERS FOR THE FAB


[GRAPHIC]



                 IC3D: ANY STRUCTURE, ANY IMAGE, ANY SOURCE

  THE RIGHT TECHNOLOGY FOR EMERGING MARKET CYCLE


                           [CHART]


        FEI IS AT AN INFLECTION POINT: PENETRATING IN-FAB

FEI AT SEMICON WEST


[GRAPHIC]
                         -     FEI's merger with Veeco

                         -     Exciting new FEI products at SEMICON West

                         -     FEI's momentum in the FAB

                         -     Q&A
                                                      [GRAPHIC]

                          [VEECO/FEI LOGO]

                        SEMICON WEST / JULY 23, 2002




                   [FEI LOGO]

                        SEMICON WEST / JULY 23, 2002




                   [FEI LOGO]

                        SEMICON WEST / JULY 23, 2002




                   [FEI LOGO]

IC3D DELIVERS...


 -     Unique data that cannot be obtained by any other method

 - Data that has been proven to resolve the highest priority metrology problems

 -     A level of certainty absent from ANY other product offering

 -     IC3D "Correlates" the LAB and the FAB

 -     IC3D is the glue that will bind FEI's products and our customers needs

LET'S REVIEW SOME APPLICATIONS
[GRAPHIC]

SOME OTHER EXAMPLES
[GRAPHIC]

PROGRAMMING THE TOOL & METROLOGY IN DAYS

               *                            [GRAPHIC]
          MAXIMIZED &
        RAPID DEPLOYMENT
               *
           OPERATIONAL
           FLEXIBILITY
               *
            PLAN OF
           RECORD TOOL
              FOR
            METROLOGY
               *
                                              LEARNING CURVE

BETA CUSTOMER QUOTE


                                                          [GRAPHIC]
   "I FULLY TRAINED ONE OF MY STAFF IN 2 WEEKS"

   "IT TAKES ONE YEAR TO REACH THE SAME LEVEL ON THE HITACHI, AMAT, OR
   KLA CD-SEM"

   "IT TOOK 14 DAYS TO TRAIN A TECHNICIAN, NOT AN ENGINEER!"

POWERFUL PRODUCTS FOR SEMICONDUCTOR
MANUFACTURING......


DualBeam Products
for structural
diagnostics &                                        Tecnai TEM for
metrology                                            atomic level
[GRAPHICS]                                           analysis and
                                                     metrology
                                                     [GRAPHIC]


FIB Products for
mask repair and
circuit edit
[GRAPHIC]

......PROVIDING PROVEN VALUE FOR OUR CUSTOMERS
                     [GRAPHIC]

ADD VEECO COMPETENCY TO THIS
STRENGTH.....

Deposition and etch of      AFM Products for CD
quantum devices             and depth metrology
[GRAPHIC]                   [GRAPHIC]

Atomic level                ALD & MBE
manipulation of             Deposition for MRAM
sufaces                     and GaAs
[GRAPHIC]                   [GRAPHIC]

Atomic resolution           IBD for mask
imaging of sufaces          manufacturing
[GRAPHIC]                   [GRAPHIC]

......TO PROVIDE EVEN MORE VALUE TO OUR CUSTOMERS



Broader
Solutions
                                    Enhanced
                                    Capabilities,
             [GRAPHIC]              New
                                    Applications/
                                    Markets
           Combined Technology
               portfolios

EXAMPLE: BROADER SOLUTIONS - 3D METROLOGY AND DEFECT CHARACTERIZATION
[GRAPHICS]                                           [VEECO/FEI LOGO]

EXAMPLE: MASK MAKING, METROLOGY & REPAIR
[GRAPHICS]

THE RIGHT MERGER FOR THE EMERGING MARKET CYCLE


           -     Announced July 12, 2002

           -     Combining FEI and Veeco to create

                 [VEECO/FEI LOGO]

           - World leader in advanced 3D metrology and process equipment solutions

                 >> 3RD LARGEST METROLOGY company; #1 in 3D

                 >> 6TH LARGEST SEMICONDUCTOR CAPITAL EQUIPMENT company

           -     Proforma combined 2001 revenues: $825 million

TERMS OF THE DEAL




       -     FEI shareholders to receive 1.355 shares of Veeco FEI stock

       -     Ownership: approximately 60% FEI (incl.15% Philips), and 40% Veeco

       -     Headquarters: Woodbury, NY (Long Island)

CRITICAL MASS WITH THE RIGHT COMPONENTS

                  [GRAPHIC]

EXPANDED MARKET LEADERSHIP/PRESENCE: greater global coverage, stronger channels, efficient 24/7 support

COMPLEMENTARY PRODUCTS/SHARED MARKETS: reinforces leadership, expands metrology mix, enhances margins

STRONG TECHNOLOGY PORTFOLIO: unique combinations for new products and markets with greater efficiency

CREATES A LEADER IN THE METROLOGY AND PROCESS EQUIPMENT
SPACE -- #1 IN 3D SOLUTIONS WITH LEVERAGE FOR BOTH SECTORS

CRITICAL MASS SYNERGIES



 -  Greater resources for better customer support with greater efficiency; 24/7

 -  Faster, expanded new product and market development

 -  Better supply chain management; purchasing power

 -  Faster path to shared goal of $1 billion in revenues

ADVANTAGES FOR FEI CUSTOMERS

- One-stop shopping; broader array of 3D metrology and process technology solution, one contact efficiency

- More complete solutions for data storage

- Enhanced 3D metrology solutions for semiconductors;
  surface and sub-surface

- Heightened ability to assist/participate in customers' roadmap development

IC3D - WHAT'S IT ALL ABOUT?

- IC3D is a totally new concept in:
  >> Metrology & Automated Tool Control
- It's So Advanced, it Has No Equal
- It Will "Revolutionize the Metrology Industry"
- And it Will Ignite FEI's Value Propositions:

  >> In the Lab
  >> In the FAB
  >> From the Lab to FAB and FAB to Lab
  >> In the Service Lab Industry
  >> And Last, but Not Least, from Site to Site -
     Irrespective of Geography

THE POWER OF IC3D


    - IC3D takes the complexity away from the user, but doesn't constrain the possibilities

    -      IC3D gives customers scaleable building blocks to meet every need

    -      IC3D is designed for "Plug-Ins" for added functionality


            THE ULTIMATE 3D METROLOGY TOOL FOR 130 NANOMETERS AND BELOW

DUALBEAM GROWTH WAVES
[CHART]

DUALBEAM SEMICONDUCTOR IN-FAB POTENTIAL
[CHART]

STRONG ANNUAL REVENUE GROWTH
[CHART]

SOLID BALANCE SHEET

($ in millions)


                  Q1 2002          12/31/01          12/31/00
                  -------          --------          --------
Cash                $278             $296              $24

Current Assets      457              480               201

Debt                175              175               26

Equity              302              297               163

                                                       Target
                                                      ---------
DSO                 101              77                75-85

Inventory Turns     2.2              2.7               3.0-3.5x


VEECO FEI SOLUTIONS FOR SEMICONDUCTORS
[GRAPHIC]

VEECO FEI SOLUTIONS FOR DATA STORAGE
[GRAPHIC]

ABOUT FEI

FEI, with 2001 revenues of $376 million, is the 3D innovator and leading supplier of Structural Process Management-TM- solutions to semiconductor, data storage, structural biology and industrial companies. FEI's industry leading Dual-Beam-TM- and single column focused ion and electron beam products allow advanced three-dimensional metrology, device editing, trimming, and structural analysis for management of sub-micron structures. Headquartered in Hillsboro, Oregon, FEI has additional development and manufacturing operations located in Peabody, Massachusetts; Sunnyvale, California; Eindhoven, The Netherlands; and Brno, Czech Republic. Additional information on FEI can be found at www.feico.com.

CAUTIONED REQUIRED BY CERTAIN SEC RULES

IN CONNECTION WITH THEIR PROPOSED MERGER, VEECO AND FEI WILL BE JOINTLY PREPARING A PROXY STATEMENT/REGISTRATION STATEMENT ON FORM S-4 CONTAINING A PROSPECTUS RELATING TO THE SHARES TO BE ISSUED TO FEI STOCKHOLDERS AND WILL BE FILING SUCH JOINT PROXY STATEMENT/REGISTRATION STATEMENT ON FORM S-4 CONTAINING A PROSPECTUS RELATING TO THE SHARES TO BE ISSUED TO FEI STOCKHOLDERS WITH THE SEC AS SOON AS PRACTICABLE. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THIS DOCUMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. INVESTORS AND SECURITY HOLDERS MAY OBTAIN COPIES OF THIS DOCUMENT, WHEN IT HAS BEEN FILED WITH THE SEC, AS WELL AS OTHER SEC FILINGS OF VEECO AND FEI, FREE OF CHARGE FROM THE SEC'S WEBSITE AT WWW.SEC.GOV AS WELL AS FROM THE APPLICABLE COMPANY BY DIRECTING A REQUEST TO INVESTOR RELATIONS FOR VEECO, AT (516) 677-0200, EXT. 1403 AND TO INVESTOR RELATIONS FOR FEI, AT (503) 640-7500 EXT. 7527.

VEECO AND ITS EXECUTIVE OFFICERS AND DIRECTORS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE VEECO AND FEI STOCKHOLDERS WITH RESPECT TO THE VEECO/FEI TRANSACTION. INFORMATION REGARDING SUCH INDIVIDUALS IS INCLUDED IN VEECO'S PROXY STATEMENT DATED APRIL 9, 2002 RELATING TO ITS 2002 ANNUAL MEETING OF STOCKHOLDERS, AVAILABLE FREE OF CHARGE FROM THE SEC AND VEECO AS INDICATED ABOVE.

FEI AND ITS EXECUTIVE OFFICERS AND DIRECTORS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE FEI AND VEECO STOCKHOLDERS WITH RESPECT TO THE VEECO/FEI TRANSACTION. INFORMATION REGARDING SUCH INDIVIDUALS IS INCLUDED IN FEI'S PROXY STATEMENT DATED APRIL 17, 2002 RELATING TO ITS 2002 ANNUAL MEETING OF STOCKHOLDERS, AVAILABLE FREE OF CHARGE FROM THE SEC AND FEI AS INDICATED ABOVE.

VEECO AND FEI HAVE FILED WITH THE SEC CURRENT REPORTS ON FORM 8-K CONTAINING THE FULL TEXT OF THEIR MERGER AGREEMENT. THESE FILINGS ARE AVAILABLE FREE OF CHARGE FROM THE SEC AND THE APPLICABLE COMPANY AS IDENTIFIED ABOVE.